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SEC FILE NUMBER
000-17521

CUSIP NUMBER
989513205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Zila, Inc.

Full Name of Registrant

Former Name if Applicable

5227 North 7th Street

Address of Principal Executive Office (Street and Number)
Phoenix, Arizona 85014-2800

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Zila, Inc. (the “Company”) requires additional time to file its Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2007 (the “Form 10-Q”), which was due to be filed with the Securities and Exchange Commission (the “Commission”) on June 11, 2007. As initially disclosed by the Company in the Current Report on Form 8-K filed with the Commission on May 21, 2007, the Audit Committee of the Board has engaged independent counsel to review the corporate governance practices of the Company. Independent counsel provided a preliminary report to the Board of Directors of the Company on June 7, 2007. In response to the preliminary report, the Company has determined to provide additional disclosure in the Form 10-Q and to take other action it deems appropriate and which is necessary for the Company’s independent accounting firm to complete its review of the Form 10-Q. The Company expects to file the Form 10-Q on or prior to June 18, 2007, which is the due date for the Form 10-Q, as extended by Rule 12b-25(b) promulgated under the Securities Exchange Act of 1934, as amended.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Lawrence A. Gyenes	(602)	266-6700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zila, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 11, 2007	By	/s/ Lawrence A. Gyenes

Lawrence A. Gyenes
Chief Financial Officer